FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



April 24, 2009


--------------------------------------------------------------------------------

RICOH

                                                                  April 24, 2009

                                  FLASH REPORT

                            Year ended March 31, 2009
          (Results for the Period from April 1, 2008 to March 31, 2009)
                        Three months ended March 31, 2009
         (Results for the Period from January 1, 2009 to March 31, 2009)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1)  Year ended March 31, 2008, 2009 and Year ending March 31, 2010 (Forecast)

                                                                                                     (Billions of yen)
-------------------------------------------------------------------------------------------   ------------------------
                                                   Year ended       Year ended                  Year ending
                                                 March 31, 2008   March 31, 2009              March 31, 2010
                                                    (Results)        (Results)      Change      (Forecast)     Change
-------------------------------------------------------------------------------------------    -----------------------
   Domestic sales                                    1,016.0            938.3         -7.6%         940.0         0.2%
   Overseas sales                                    1,203.9          1,153.3         -4.2%       1,220.0         5.8%
Net sales                                            2,219.9          2,091.6         -5.8%       2,160.0         3.3%
Gross profit                                           927.7            854.3         -7.9%         880.0         3.0%
Operating income                                       181.5             74.5        -58.9%          65.0       -12.8%
Income before income taxes                             174.6             30.9        -82.3%          55.0        77.8%
Net income                                             106.4              6.5        -93.9%          30.0       359.4%
-------------------------------------------------------------------------------------------   ------------------------
Exchange rate (Yen/US$)                               114.40           100.55       -13.85          95.00       -5.55
Exchange rate (Yen/EURO)                              161.69           143.74       -17.95         125.00      -18.74
-------------------------------------------------------------------------------------------   ------------------------
Net income per share-basic (yen)                      146.04             9.02      -137.02          41.44       32.42
Net income per share-diluted (yen)                    142.15             8.75      -133.40          40.31       31.56
-------------------------------------------------------------------------------------------   ------------------------
Return on equity (%)                                     9.9              0.6         -9.3             --          --
Income before income taxes on total assets (%)           7.8              1.3         -6.5             --          --
Operating income on net sales (%)                        8.2              3.6         -4.6            3.0        -0.6
-------------------------------------------------------------------------------------------   ------------------------
Total assets                                         2,214.3          2,513.4        299.1             --          --
Shareholders' investment                             1,080.1            975.3       -104.8             --          --
Interest-bearing debt                                  384.3            779.1        394.8             --          --
-------------------------------------------------------------------------------------------   ------------------------
Equity ratio (%)                                        48.8             38.8        -10.0             --          --
-------------------------------------------------------------------------------------------   ------------------------
Shareholders' investment per share (yen)            1,498.29         1,344.08      -154.21             --          --
-------------------------------------------------------------------------------------------   ------------------------
Cash flows from operating activities                   194.3             87.4       -106.8             --          --
Cash flows from investing activities                  -198.3           -283.1        -84.8             --          --
Cash flows from financing activities                   -72.1            295.9        368.0             --          --
Cash and cash equivalents at end of period             170.6            258.4         87.8             --          --
-------------------------------------------------------------------------------------------   ------------------------
Capital expenditures                                    85.2             96.9         11.7           95.0        -1.9
Depreciation for tangible fixed assets                  72.7             74.8          2.1           77.0         2.1
R&D expenditures                                       126.0            124.4         -1.6          120.0        -4.4
-------------------------------------------------------------------------------------------   ------------------------
Number of employees (Japan) (thousand people)           40.4             40.9          0.5             --          --
Number of employees (Overseas) (thousand people)        43.1             67.6         24.5             --          --
-------------------------------------------------------------------------------------------   ------------------------

                               RICOH COMPANY, LTD.

* Ricoh bases the forecast estimates for March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2)  Three months ended March 31, 2008 and 2009

                                                                                   (Billions of yen)
----------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                   March 31, 2008       March 31, 2009       Change
----------------------------------------------------------------------------------------------------
   Domestic sales                                       266.9                233.4            -12.5%
   Overseas sales                                       312.6                290.2             -7.2%
Net sales                                               579.5                523.6             -9.6%
Gross profit                                            239.0                196.8            -17.6%
Operating income                                         47.4                -11.8           -124.9%
Income before income taxes                               40.5                -29.1           -171.8%
Net income                                               21.1                -23.0           -208.6%
----------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                105.60                93.61           -11.99
Exchange rate (Yen/EURO)                               158.06               122.35           -35.71
----------------------------------------------------------------------------------------------------
Net income per share-basic (yen)                        29.20               -31.92           -61.12
Net income per share-diluted (yen)                      28.41                   --               --
----------------------------------------------------------------------------------------------------
Return on equity (%)                                      2.0                 -2.2             -4.2
Income before income taxes on total assets (%)            1.8                 -1.2             -3.0
Operating income on net sales (%)                         8.2                 -2.3            -10.5
----------------------------------------------------------------------------------------------------
Capital expenditures                                     27.3                 24.6             -2.7
Depreciation for tangible fixed assets                   18.6                 19.8              1.1
R&D expenditures                                         32.4                 30.9             -1.5
----------------------------------------------------------------------------------------------------

(3) Half year ended September 30, 2008 and Half year ending September 30, 2009 (Forecast)

                                                                         (Billions of yen)
------------------------------------------------------------------------------------------
                                           Half year ended     Half year ending
                                         September 30, 2008   September 30, 2009
                                              (Results)           (Forecast)        Change
------------------------------------------------------------------------------------------
   Domestic sales                                483.8                464.0          -4.1%
   Overseas sales                                582.1                596.0           2.4%
Net sales                                      1,065.9              1,060.0          -0.6%
Gross profit                                     443.3                432.0          -2.6%
Operating income                                  65.0                 15.0         -77.0%
Income before income taxes                        58.8                 10.0         -83.0%
Net income                                        34.3                  3.5         -89.8%
------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                         106.15                95.00        -11.15
Exchange rate (Yen/EURO)                        162.69               125.00        -37.69
------------------------------------------------------------------------------------------
Capital expenditures                              46.9                 50.0           3.0
Depreciation for tangible fixed assets            35.3                 37.0           1.6
R&D expenditures                                  63.2                 59.0          -4.2
------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED RESULTS FOR THE YEAR ENDED MARCH 31, 2009)

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2008 TO MARCH 31, 2009

(1)  Operating Results

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                   Year ended       Year ended
                                                 March 31, 2008   March 31, 2009
--------------------------------------------------------------------------------
Net sales                                          2,219,989        2,091,696
   (% change from the previous fiscal year)              7.3             -5.8
Operating income                                     181,506           74,536
   (% change from the previous fiscal year)              4.1            -58.9
Income before income taxes                           174,669           30,939
   (% change from the previous fiscal year)              0.1            -82.3
Net income                                           106,463            6,530
   (% change from the previous fiscal year)             -4.7            -93.9
Net income per share-basic (yen)                      146.04             9.02
Net income per share-diluted (yen)                    142.15             8.75
Return on equity (%)                                     9.9              0.6
Income before income taxes on total assets (%)           7.8              1.3
Operating income on net sales (%)                        8.2              3.6
--------------------------------------------------------------------------------

Notes:

i. Equity in income of affiliates: Yen 71 million (Yen 1,247 million in previous fiscal year)

(2)  Financial Position

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                 March 31, 2008   March 31, 2009
--------------------------------------------------------------------------------
Total assets                                        2,214,368        2,513,495
Shareholders' investment                            1,080,196          975,373
Equity ratio (%)                                         48.8             38.8
Equity per share (yen)                               1,498.29         1,344.08
--------------------------------------------------------------------------------

(3)  Cash Flows

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                   Year ended       Year ended
                                                 March 31, 2008   March 31, 2009
--------------------------------------------------------------------------------
Cash flows from operating activities                  194,363           87,488
Cash flows from investing activities                 -198,350         -283,172
Cash flows from financing activities                  -72,185          295,914
Cash and cash equivalents at end of period            170,607          258,484
--------------------------------------------------------------------------------

2.   DIVIDEND INFORMATION

                                                                               (Millions of yen)
-----------------------------------------------------------------------------------------------
                                                 Year ended       Year ended      Year ending
                                               March 31, 2008   March 31, 2009   March 31, 2010
-----------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)        33.00            33.00            33.00
  Half year (yen)                                   16.00            18.00            16.50
  Year-end (yen)                                    17.00            15.00            16.50
Total annual dividends (millions of yen)           23,933           23,949               --
Payout Ratio (%)                                     22.6            365.9             79.6
Dividends on shareholders' equity (%)                 2.2              2.3               --
-----------------------------------------------------------------------------------------------

3.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2009 TO MARCH 31, 2010

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                              Half year ending     Year ending
                                             September 30, 2009   March 31, 2010
--------------------------------------------------------------------------------
Net sales                                        1,060,000          2,160,000
Operating income                                    15,000             65,000
Income before income taxes                          10,000             55,000
--------------------------------------------------------------------------------

*    Net income attributable to the noncontrolling interest

       Half year ending September 30, 2009 Yen 3,500 million

       Year ending March 31, 2010 Yen 30,000 million

*    Earnings per share attributable to Ricoh common stock

       Half year ending September 30, 2009 Yen 4.83

       Year ending March 31, 2010 Yen 41.44

* Note: The meaning of "Earnings per share attribute to Ricoh common shareholder" is the same as the former "Net income"

* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2010. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

4. OTHERS

(1)  Changes in significant subsidiaries:

     Yes (IKON Office Solutions, Inc.)

(2)  Change in accounting method has been made.

(3)  Number of common stock outstanding (including treasury stock):

     As of March 31, 2009   744,912,078 shares   As of March 31, 2008   744,912,078 shares

(4)  Number of treasury stock:

     As of March 31, 2009   19,232,352 shares    As of March 31, 2008   23,960,828 shares

1.   PERFORMANCE

(1)  OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for fiscal year 2009 (April 1, 2008 to March 31, 2009) decreased by 5.8% from the previous corresponding period, to Yen 2,091.6 billion. During this period, the average yen exchange rates were Yen
100.55 against the U.S. dollar (up Yen 13.85) and Yen 143.74 against the euro (up Yen 17.95). Sales would have increased by 1.1% excluding the effects of foreign currency exchange fluctuations.

Sales in all the segments such as the Imaging & Solutions, Industrial Products and Other decreased. As for the Imaging & Solutions, while the sales of laser printers increased due to the effort to enhance its sales structures and expand printer business operations, the appreciation of the Yen had a negative effect significantly. Sales in Industrial Products and Other, decreased. As a result, domestic sales decreased by 7.6% from the previous corresponding period, to Yen
938.3 billion. Overseas sales also decreased by 4.2% from the previous corresponding period, to Yen 1,153.3 billion. Overseas sales would have increased by 8.5% from the previous corresponding period, excluding the effects of foreign currency fluctuations.

Gross profit decreased by 7.9% from the previous corresponding period, to Yen 854.3 billion. Gross profit as a percentage of net sales also decreased by
1.0 percentage point as compared to the previous corresponding period, to 40.8% because the advantage derived from cost reduction was not enough to offset the negative effect of the appreciation of the Yen.

While group-wide cost reduction efforts contributed to a decline in selling, general and administrative expenses, Ricoh incurred the expenses relating to enhancement of its sales structures, expansion of printer business operations, and structural change. Consequently, selling, general and administrative expenses increased by 4.5% as compared to the previous corresponding period, to Yen 779.8 billion. R&D expenses decreased by Yen 1.6 billion from the previous corresponding period, to Yen 124.4 billion (5.9% of total sales).

As a result, operating income decreased by 58.9% from the previous corresponding period, to Yen 74.5 billion.

In the other (income) expense, the other income decrease was due to the appreciation of the Yen in the latter half of this year, additionally to the loss from revaluation of securities. As a result, income from continuing operations before income taxes decreased by 82.3% from the previous corresponding period, to Yen 30.9 billion.

As a result, net income decreased by 93.9% from the previous corresponding period, to Yen 6.5 billion.

For assets, cash and cash equivalents increased from the end of the previous corresponding period. And other investments including goodwill increased due to the acquisition of IKON Office Solutions, Inc.(hereinafter referred to as IKON, Inc.) that was an American-based independent company dealing office equipment. As a result, total assets increased by Yen 299.1 billion to Yen 2,513.4 billion. Interest-bearing debt increased by Yen 394.8 billion from the end of the previous corresponding period, to Yen 779.1 billion due to the financing for the acquisition of IKON, Inc. The shareholders' equity decreased by Yen 104.8 billion from the end of the previous corresponding period, to Yen 975.3 billion, and the equity ratio fell by 10.0 percentage point from the previous corresponding period, to 38.8% .

A year-end cash dividend of Yen 15.00 per share is proposed. Combined with the interim dividend of Yen 18.00 per share, the total dividend for the fiscal year ended March 31, 2009 will be Yen 33.00 per share.

*Consolidated Sales by Product Line

Imaging & Solutions (Sales down 4.0% to Yen 1,833.0 billion)
------------------------------------------------------------

Net sales in the Imaging & Solutions segment which consists of Imaging Solutions and Network System Solutions decreased by 4.0% from the previous corresponding period, to Yen 1,833.0 billion.

The breakdown of sales for Imaging Solutions and Network System Solutions is as shown below.

The sales would have increased by 3.7% excluding the effects of foreign currency fluctuations.

     Imaging Solutions (Sales down 6.5% to Yen 1,598.6 billion)
     ----------------------------------------------------------

     Sales of printers remained steady due mainly to enhancing its sales structures and expand printer business operations. But the economic slowdawn and the appreciation of the Yen negatively affect. As a result, sales decreased by 6.5% from the previous corresponding period, to Yen 1,598.6 billion.

     The sales would have increased by 1.7% excluding the effects of foreign currency fluctuations.

     Network System Solutions (Sales up 17.2% to Yen 234.4 billion)
     --------------------------------------------------------------

     Sales in this category increased by 17.2% as compared to the previous corresponding period, to Yen 234.4 billion.

     Overseas IT service business was changed from Imaging Solutions to Network System Solutions from this fiscal year. The effect of the change was Yen
     17.7 billion.

Industrial Products (Sales down 19.9% to Yen 115.5 billion)
-----------------------------------------------------------

Net sales in the Industrial Products segment decreased by 19.9% from the previous corresponding period, to Yen 115.5 billion.

Sales of thermal media, semiconductor devices and electronic components decreased.

Other (Sales down 13.9% to Yen 143.0 billion)
---------------------------------------------

Net sales in this category decreased by 13.9% from the previous corresponding period, to Yen 143.0 billion. Sales of digital cameras decreased.

     [Graph 1] Consolidated sales by product line
     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

* Consolidated Sales by Geographic Area

Japan (Sales down 7.6% to Yen 938.3 billion)
--------------------------------------------

The Japanese economy was increasingly slowing due to the decline in the corporate sector's performance and the decline in the personal consumption derived from the world economic slowdown, the decline in stock market prices, the appreciation of the Yen, and so on. In the severe business environment, sales in the Imaging & Solutions segment as well as sales in Industrial Products and Other segments all decreased from the previous corresponding period.

Overall sales in Japan decreased by 7.6% from the previous corresponding period, to Yen 938.3 billion.

The Americas (Sales up 15.7% to Yen 502.8 billion)
--------------------------------------------------

In the U.S., economy worsened markedly due to the financial crisis, the deteriorating employment conditions, the decline in the personal consumption and so on, triggered by the subprime loan crisis. In such situation, managerial environment for Ricoh's businesses also became severe. Ricoh strengthen its sales structures in order to provide the best solutions to meet the diverse range of customer needs for color, networking and high-speed products. As a result sales of color MFPs and printers exceeded the last fiscal year's level.

As a result, overall sales in the Americas increased by 15.7% from the previous corresponding period, to Yen 502.8 billion. The sales in this area would have increased by 31.6% excluding the effects of foreign currency fluctuations.

Europe (Sales down 13.2% to Yen 523.4 billion)
----------------------------------------------

In Europe, economy worsened due to the financial crisis and so on. And about exchange rate, the appreciation of the yen against the Euro continued. In the severe business environment, sales in the Imaging & Solutions segment as well as sales in Industrial Products and Other segments all decreased from the previous corresponding period. As a result, overall sales in Europe decreased by 13.2% from the previous corresponding period, to Yen 523.4 billion. The sales in this area would have decreased by 2.4% excluding the effects of foreign currency fluctuations.

Other (Sales down 23.4% to Yen 127.0 billion)
---------------------------------------------

The Other segment includes China, other Asian countries and Oceania. Due mainly to the appreciation of the yen, sales in the Imaging & Solutions segment as well as sales in Industrial Products and Other segments all decreased from the previous corresponding period.

As a result, overall sales in Other decreased by 23.4% from the previous corresponding period, to Yen 127.0 billion. The sales in this area would have decreased by 12.4% excluding the effects of foreign currency fluctuations.

[Graph 2] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

*Segment Information

Business Segment
----------------

Imaging & Solutions
-------------------

Sales of Imaging & Solutions segment decreased by 4.0% from the previous corresponding period, to Yen 1,833.0 billion. Although the sales of laser printer increased due primarily to the continuous effort to enhance its sales structure and expansion of its printing business, but business recession and the appreciation of the Yen negatively affect.

Ricoh incurred expenses for the purpose of enhancing its sales structure and expanding its printing business. As the result, operating income decreased by 38.0% from the previous corresponding period, to Yen 145.3 billion.

Capital investments increased as compared to the previous corresponding period due to mainly the purchase of molds for new products.

Total assets increased as compared to the end of the previous corresponding period due to increase in goodwill resulted from the acquisition of IKON, Inc.

Industrial Products
-------------------

Sales in semiconductors, thermal media and electronic components decreased. As a result, overall sales in the Industrial Products segment increased by 19.6% from the previous corresponding period, to Yen 119.6 billion.

Operating income decreased due mainly to decrease in sales and appreciation of yen.

Other
-----

Sales of digital camera decreased. As a result, sales in the Other segment decreased by 13.9% from the previous corresponding period, and operating income decreased.

                                                                       (Billions of yen)
----------------------------------------------------------------------------------------
                                           Year ended           Year ended
                                          March 31, 2008     March 31, 2009   Change (%)
----------------------------------------------------------------------------------------
Imaging & Solutions:
   Net sales                                  1,909.5            1,833.0            -4.0
   Operating income                             234.6              145.3           -38.0
         Operating income on sales(%)            12.3                7.9      -4.4points
      Identifiable assets                     1,643.5            1,870.1            13.8
      Capital expenditures                       74.7               87.6            17.3
      Depreciation                               63.1               64.3             1.9
----------------------------------------------------------------------------------------
Industrial Products:
   Net sales                                    148.8              119.6           -19.6
   Operating income                               4.1               -4.9          -218.0
         Operating income on sales(%)             2.8               -4.1      -6.9points
      Identifiable assets                        91.6               83.4            -9.0
      Capital expenditures                        6.5                4.5           -29.6
      Depreciation                                5.8                6.1             5.3
----------------------------------------------------------------------------------------
Other:
   Net sales                                    166.0              143.0           -13.9
   Operating income                               2.5                0.3              --
         Operating income on sales(%)             1.5                0.3      -1.2points
      Identifiable assets                       106.2               97.0            -8.6
      Capital expenditures                        2.1                2.7            29.7
      Depreciation                                2.1                2.4            14.8
----------------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

In Japan, due to business recession and the appreciation of the Yen, sales decreased from the previous corresponding period in the Imaging & Solutions segment as well as in Industrial Products and Other segments all. As a result, overall sales in Japan decreased by 9.3% from the previous corresponding period, to Yen 1,393.1 billion. Operating expenses decreased by 6.7% due to an decrease in the net sales. Consequently, operating income decreased by 43.0% to Yen 61.5 billion and operating income on net sales decreased by 2.6 percentage points to 4.4%.

The Americas
------------

While sales increased by 16.3% to Yen 506.7 billion due to strengthening its sales structures such as the acquisition of IKON, Inc. and expanding printer business operations, operating income decreased to Yen 25.9 billion because of the necessary cost about the activity.

Europe
------

Sales decreased due to business recession in Europe. As a result, net sales in Europe decreased by 13.4% to Yen 523.5 billion. Operating income decreased by 50.3% from the pervious corresponding period, to Yen 19.4 billion.

Other
-----

Exports of manufacturing subsidiary decreased due to the decline of intraregional sales in this segment, in addition, the decline in demand across the grobe. Consequently, operating income decreased by 52.0% to Yen 12.6 billion and operating income on net sales decreased by 3.6 percentages points to 4.8%.

[Graph 3] Geographic segment information
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Forecast for the entire fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2010
----------------------------------------------------------------------

The global economy worsened due to the financial crisis, the deteriorating employment conditions, the decline in the personal consumption and so on, triggered by the subprime loan crisis. While economic measures and financial measures were set out, the sense of uncertainty is expected to continue.

Customer needs will become increasingly diversified in the Ricoh Group's markets. Competition is expected to heat up in the area of Imaging & solutions, especially the area of color products and solution business. Competition is expected to be fierce in both the Industrial Products and Other segments as companies try to respond to ever-diversifying customer needs.

For responding to the greater-than-expected severe business situations, Ricoh put plans of improving short-term performance into execution, such as contributing group-wide cost reduction efforts to a decline in expenses comprehensively. In addition, Ricoh accelerates structural change that has been worked at.

Our performance forecast for fiscal year 2010 is as follows:
Exchange Rate Assumptions for the full year ended March 31, 2010
US$ 1 = Yen 95.00 (Yen 100.55 in previous fiscal year)
EURO 1 = Yen 125.00 (Yen 143.74 in previous fiscal year)

                                                    (Billions of yen)
---------------------------------------------------------------------
                               Year ended       Year ending
                             March 31, 2009   March 31, 2010
                                (Results)       (Forecast)     Change
---------------------------------------------------------------------
   Domestic sales                  938.3            940.0        0.2%
   Overseas sales                1,153.3          1,220.0        5.8%
Net sales                        2,091.6          2,160.0        3.3%
Gross profit                       854.3            880.0        3.0%
Operating income                    74.5             65.0      -12.8%
Income before income taxes          30.9             55.0       77.8%
Net income                           6.5             30.0      359.4%
---------------------------------------------------------------------
Notes:

* Ricoh bases the forecast estimates for the year ending March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2)  FINANCIAL POSITION

A)   Assets, Liabilities, and Shareholders' investment at Year-End

                                                                         (Billions of yen)
------------------------------------------------------------------------------------------
                                             March 31, 2008   March 31, 2009      Change
------------------------------------------------------------------------------------------
Total Assets                                     2,214.3          2,513.4            299.1
Shareholders' investment                         1,080.1            975.3           -104.8
Equity Ratio                                        48.8%            38.8%    -10.0 points
------------------------------------------------------------------------------------------

For Assets, cash and cash equivalents increased from the end of the previous corresponding period. In addition, other investments including goodwill increased due to the acquisition of IKON, Inc. that was an American-based independent company dealing office equipment. As a result, total assets increased by Yen 299.1 billion to Yen 2,513.4 billion.

For Liabilities, interest-bearing debt increased from the end of the previous corresponding period due mainly to the financing for the acquisition of IKON, Inc. As a result, total liabilities increased by Yen 413.2 billion to Yen 1,489.1 billion.

For the shareholders' equity, accumulated other comprehensive income increased due mainly to the increase of cumulative transiation adjustments reflecting currency exchange, and the increase of pension liability adjustments derived from the decrease of pension assets reflecting the decline of the stock market. Total Shareholders' Investment decreased by Yen 104.8 billion from the end of the previous corresponding period, to 975.3billion.

B)   Cash Flows

                                                                    (Billions of yen)
-------------------------------------------------------------------------------------
                                               Year ended       Year ended
                                             March 31, 2008   March 31, 2009   Change
-------------------------------------------------------------------------------------
Cash flows from operating activities               194.3             87.4      -106.8
Cash flows from investing activities              -198.3           -283.1       -84.8
Cash flows from financing activities               -72.1            295.9       368.0
Cash and Cash Equivalents at end of period         170.6            258.4        87.8
-------------------------------------------------------------------------------------

Net cash provided by operating activities decreased by Yen 106.8 billion from the previous corresponding period, to Yen 87.4 billion as net income decreased.

Net cash used in investing activities increased by Yen 84.8 billion from the previous corresponding period, to Yen 283.1 billion, because a payment for the formation of the acquisition of IKON, Inc. exceed a payment for the formation of a joint venture company with IBM Corporation.

As a result, free cash flow generated by operating activities and investment activities increased by Yen 191.7 billion from the previous corresponding period, to Yen 195.6 billion.

Net cash used in financing activities amounted to Yen 295.9 billion due primarily to the issuance of bond and the financing by borrowing, while net cash used in financing activities was Yen 72.1 billion in the previous corresponding period.

As a result of the above, cash and cash equivalents as of the end of this fiscal year increased by Yen 87.8 billion from the end of the previous corresponding period, to Yen 258.4 billion.

C)   Cash Flow Indices

--------------------------------------------------------------------------------------------------------------------------------
                                                Year ended       Year ended       Year ended       Year ended       Year ended
                                              March 31, 2005   March 31, 2006   March 31, 2007   March 31, 2008   March 31, 2009
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' investment / Total assets            44.2%            47.0%            47.7%            48.8%            38.8%
Market capitalization / Total assets               69.1%            82.2%            86.4%            53.3%            36.6%
Interest bearing debt / Operating cash flow         3.1              2.2              2.5              2.0              8.9
Operating cash flow / Interest expense             28.3             33.7             22.8             40.2             14.9
--------------------------------------------------------------------------------------------------------------------------------

Notes:

i.   All indices are calculated based on consolidated data.
ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.
iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

(3)  DIVIDEND POLICY

          Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

          The total dividend per share for the fiscal year ended March 31, 2009 will be Yen 33.00 (same as the dividend for the fiscal year ended March 31, 2008) and for the fiscal year ended March 31, 2009 will be Yen 33.00 respectively.

(4)  RISK FACTORS

          Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh's businesses are listed in this section, this list is not exhaustive. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

               -Ability to respond to rapid technological changes in the
                document imaging and management industry

               -Highly competitive markets

               -The risks of international operations and the risks of overseas expansion

               -Economic trends in Ricoh's major markets

               -Foreign exchange fluctuations

               -Crude oil price fluctuations

               -Government regulation that can limit its activities or increase its cost of operations

               -Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of
                2002

               -Dependence on protecting its intellectual property rights

               -Dependence on securing and retaining specially skilled personnel

               -Adverse affection by its employee benefit obligations

               -Environmental laws and regulations

               -Risks associated with Ricoh's equipment financing business

               -Product liability claims that could significantly affect its financial condition

               -Alliances with other entities

               -Catastrophic disaster, information technology problems or infectious diseases

2.   GROUP POSITION

The Ricoh Group comprises 302 subsidiaries and 9 affiliates as of March 31,
2009.

Their development, manufacturing, sales, and service activities center on Office Solutions, Industrial Products, and Other.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Imaging & Solutions]

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]

Production
     Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation,
          Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc.,
          Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.
     The Americas...Ricoh Electronics, Inc.
     Europe...Ricoh UK Products Ltd., Ricoh Industrie France S.A.S. Other regions...Ricoh Asia Industry (Shenzhen) Ltd.,
          Shanghai Ricoh Digital Equipment Co., Ltd.

Sales and Service
     Japan...Ricoh Hokkaido Co., Ltd., Ricoh Tohoku Co., Ltd.,
          Ricoh Sales Co.,Ltd., Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd., Ricoh Kyushu Co., Ltd.,
          Ricoh Technosystems Co., Ltd.,Ricoh Leasing Co., Ltd., and
          Ricoh Logistics System Co., Ltd.
     The Americas...Ricoh Americas Corporation,
          InfoPrint Solutions Company, LLC, IKON Office Solutions, Inc. Europe...Ricoh Europe PLC, Ricoh Deutschland GmbH, Ricoh UK Ltd.,
          Ricoh France S.A.S., Ricoh Espana S.L.U., Ricoh Italia S.p.A. and NRG Group PLC
     Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd.,
          Ricoh Asia Pacific Operations Ltd., Ricoh Asia Pacific Pte. Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

[Industrial Products]

Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]

Production and Sales

     Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation, and
          Ricoh Microelectronics Co., Ltd.
     The Americas...Ricoh Electronics, Inc.
     Europe...Ricoh Industrie France S.A.S.

[Other]

Supplying digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]

Sales
     Ricoh Americas Corporation, Ricoh Europe PLC

Other
     Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd.

[Chart of Business System]
The following chart is showing the group positions.

[Chart of Business System]
The chart of group position is omitted.

3.   MANAGEMENT POLICY

(1)  Basic Management Policy

Ricoh Group announced a group vision "Winner in the 21st Century" (Build a strong global RICOH brand), and aims to gain the strong trust of customers by continually contributing to greater customer productivity and knowledge creation, thereby continuing to grow and develop. To these ends, Ricoh is promoting business activities in order to provide innovative products and services for all customers who handle information at work in offices and in their lives out of the office, based on the Ricoh values of "Harmonize with the environment", "Simplify your life and work", and "Support knowledge management".

In the 16th Mid-Term Management Plan for the period April 2008 to March 2011, the following 5 basic strategies are established for group management.

     i.   Become the top company in targeted business areas
     ii.  Strengthen and accelerate environmental management
     iii. Promote Ricoh Quality
     iv.  Create new business lines
     v.   Build a strong global RICOH brand

(2)  Medium and Long Term Management Strategy

Up to now, in Ricoh Group's main business of Imaging & office solutions, in addition to manufacturing and sales of simple copying machines and printers, Ricoh has provided document management systems through digital image equipment and networking, thereby improving customers' businesses. Ricoh also implemented reforms for a higher productivity business structure.

In the previous 15th Mid-Term Management Plan, in order to create a stronger earnings foundation in general office copying equipment and printers, Ricoh pushed forward from black & white to color, incorporated advanced digital technologies, and progressed to network capable equipment, providing solutions which meet the needs of customer business environments. Ricoh also positioned the production printing market and low-end market as new growth areas, and is actively developing these businesses.

In its 16th Mid-Term Management Plan, Ricoh shall put even more emphasis on customer viewpoints, and continue providing products and services which exceed customer expectations, thereby earning even greater trust of customers. Especially in the office solutions area, Ricoh Group plans to utilize its strengths such as customer contact abilities, excellent product line, ability to propose solutions, global business development abilities, and image processing technologies, to respond to increasingly diverse needs of more customers, and strengthen its business foundations. Specifically, "Work flow", "Security", "TCO (Total Cost of Ownership)", "Compliance", and "Environment" are important issues for customers. Ricoh will focus on these to provide greater customer value.

Ricoh will construct and apply document solutions with networked printing solutions by efficiently networking multiple copying machines and printers, and systems with centralized storage, search, and output by file servers, and thereby contribute to raising overall customer business productivity.

Furthermore, Ricoh is aiming at creating new service businesses (business process outsourcing).

Towards achieving these goals, Ricoh is working to develop solution platforms and enhance its solution sales organization. Ricoh is providing better color laser printer and GELJET printer products to boost growth of its low-end business and rapidly establish the production printing business, thus expanding its business areas in the printing market.

In the industrial market, allocation of business resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between technical fields and business areas in order to combine diverse fields and create new businesses.

Ricoh is also making further advances in business development in emerging markets, in both the Imaging & office solutions market and the industrial market.

In order to increase or create customer value and boost earning power in each business, it is important to secure competitive superiority through technology. Ricoh will continue to actively work to strengthen its technical abilities.

Basic strategy achievements this period until today are as follows.

In the Imaging & office solutions market, Ricoh continually creates new color multifunction machines and color laser printers, further enhancing the product line.In digital color printers targeted for the business office, Ricoh introduced the Imagio MP C5000, which, at 50 Pages per minute, is the fastest in its class.In printers which can be used for personal offices or for distributed printing in a large office, we introduced the Imagio MP C2200. In addition, as the Reconditioning (RC) machine, which uses our brand-new recycling technology, we introduced the Imagio Neo 300RC/250RC series. By achieving excellent environmental performance, higher image quality, and advanced security functions in these new product launches, Ricoh's stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.

As a color laser printer, we introduced the IPSiO SP C310, a high productivity, compact, stylish A4 color laser printer. since it fits in a limited space, it is well-suited for a variety of uses, including personal offices, small businesses, medical offices, university laboratories, etc.

As a production printer, we introduced the RICOH Pro C900 in answer to the needs of the high-speed printing and production market for a color/monochrome 90-page-per-minute A4 landscape printer with high picture quality, high stability and high reliability.

In the business printing market, where there are needs for very low-cost color POD (Print On Demand), we strengthened our line-up.

To further increase our imaging and solutions business, we purchased IKON Office Solutions, Inc. with its main office and independent sales company in the United States.

IKON has a sales and service network, long-standing customer relationships with major businesses as well as basic know-how on outsourcing printing. Using those strengths together with Ricoh's technical developments and office solutions, we expect to expand our global business.

According to J.D. Powers Asia-Pacific "2008 Japan Copier/Multifunction Product Customer Satisfaction Study", for the 2nd year, we received the number 1 ranking. according to Ascii Laboratories "Compact Digital Camera Customer satisfaction survey", we received a similarly high evaluation for digital cameras,. By continuing to emphasize our customers' needs we will increase our efforts to create products which receive such high grades.

In the industrial field, we continue to expand our businesses in optical equipment, semiconductor devices, electronic components, etc.

(3)  Issues to Face

Customer needs are increasingly diversifying. It is increasingly difficult to satisfy customers' needs by providing prices and functions of purchased products or specific services. There is also diverse and increasingly harsh competition in color equipment and solutions development.

In this rapidly changing market environment, in order for Ricoh Group to continually achieve growth and development and establish a global brand, we consider it most important to thoroughly execute "Creation of customer value" and "High efficiency management", and thereby enhance our competitive strength as a company to gain greater trust of customers.

In "Creation of customer value", Ricoh will increasingly practice active discovery of new value by "Customer Satisfaction Management", in addition to Ricoh's unique abilities to pursue the 3 customer values of "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management". That is, Ricoh will strive further to provide products and services which help customers contribute to global environmental conservation, pursue ease of use which enables customers to thoroughly utilize products and services, support knowledge creation activities by customers, and create environments for knowledge creation.

In order to boost earnings strength of the overall group, Ricoh will continue working for "High efficiency management". By promoting structural innovations in development, production, sales, etc., selecting businesses for complete focus, and improved business processes, Ricoh will boost earnings power of the overall group and individual businesses. We recognize that another vital issue is ensuring that results of early investments towards growth lead to earnings.

Furthermore, by investing profits created in business areas and stronger technologies where large growth is expected, Ricoh will work to boost sales and profits, further growing its corporate value.

4.   CONSOLIDATED FINANCIAL STATEMENTS

(1)  CONSOLIDATED BALANCE SHEETS

(March 31, 2008 and 2009)

Assets                                                                                      (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                   March 31, 2008   March 31, 2009     Change
-------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                               172,138          260,527       88,389
   Trade receivables                                                    699,043          680,384      -18,659
   Inventories                                                          192,023          191,570         -453
   Other current assets                                                  60,936           79,385       18,449
Total Current Assets                                                  1,124,140        1,211,866       87,726
Fixed Assets
   Tangible fixed assets                                                254,633          269,336       14,703
   Finance receivables                                                  445,436          465,262       19,826
   Other investments                                                    390,159          567,031      176,872
Total Fixed Assets                                                    1,090,228        1,301,629      211,401
-------------------------------------------------------------------------------------------------------------
Total Assets                                                          2,214,368        2,513,495      299,127
-------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                            170,607          258,484
   Time deposits                                                          1,531            2,043

Liabilities and Shareholders' Investment                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                   March 31, 2008   March 31, 2009     Change
-------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                       360,569          285,413      -75,156
   Short-term borrowings                                                158,442          269,792      111,350
   Other current liabilities                                            194,745          218,286       23,541
Total Current Liabilities                                               713,756          773,491       59,735
Fixed Liabilities
   Long-term indebtedness                                               225,930          509,403      283,473
   Accrued pension and severance costs                                   99,830          156,625       56,795
   Other fixed liabilities                                               36,373           49,626       13,253
Total Fixed Liabilities                                                 362,133          715,654      353,521
-------------------------------------------------------------------------------------------------------------
Total Liabilities                                                     1,075,889        1,489,145      413,256
-------------------------------------------------------------------------------------------------------------
Minority Interest                                                        58,283           48,977       -9,306
-------------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                         135,364          135,364           --
   Additional paid-in capital                                           186,448          186,083         -365
   Retained earnings                                                    835,238          815,725      -19,513
   Accumulated other comprehensive income (loss)                        -31,005         -125,121      -94,116
   Treasury stock                                                       -45,849          -36,678        9,171
Total Shareholders' Investment                                        1,080,196          975,373     -104,823
-------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                        2,214,368        2,513,495      299,127
-------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities          1,316            1,848          532
   Pension liability adjustments                                        -20,788          -54,301      -33,513
   Net unrealized gains (losses) on derivative instruments                 -408             -373           35
   Cumulative translation adjustments                                   -11,125          -72,295      -61,170

               Reference: Exchange rate                            March 31, 2008   March 31, 2009
                          US$ 1                                        Yen 100.19        Yen 98.23
                          EURO 1                                       Yen 158.19       Yen 129.84

(2)  CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2008 and 2009)                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                           March 31, 2008       March 31, 2009      Change     %
------------------------------------------------------------------------------------------------------------------
Net sales                                                      579,577              523,678        -55,899    -9.6
Cost of sales                                                  340,519              326,781        -13,738    -4.0
      Percentage of net sales (%)                                 58.8                 62.4
Gross Profit                                                   239,058              196,897        -42,161   -17.6
      Percentage of net sales (%)                                 41.2                 37.6
Selling, general and administrative expenses                   191,572              208,739         17,167     9.0
      Percentage of net sales (%)                                 33.0                 39.9
Operating income                                                47,486              -11,842        -59,328      --
      Percentage of net sales (%)                                  8.2                 -2.3
Other (income) expense
   Interest and dividend income                                  1,787                1,399           -388   -21.7
      Percentage of net sales (%)                                  0.3                  0.3
   Interest expense                                              1,369                1,541            172    12.6
      Percentage of net sales (%)                                  0.2                  0.3
   Loss on valuation of securities                                  28               20,732         20,704      --
      Percentage of net sales (%)                                  0.0                  4.0
   Other, net                                                    7,292               -3,592        -10,884      --
      Percentage of net sales (%)                                  1.3                 -0.4
Income before income taxes,
   equity income and minority interests                         40,584              -29,124        -69,708      --
      Percentage of net sales (%)                                  7.0                 -5.6
Provision for income taxes                                      17,781               -6,122        -23,903      --
      Percentage of net sales (%)                                  3.1                 -1.2
Minority interests in earnings of subsidiaries                   1,582                   64         -1,518   -96.0
      Percentage of net sales (%)                                  0.3                  0.0
Equity in earnings of affiliates                                   -34                   56             90      --
      Percentage of net sales (%)                                  0.0                  0.0
Net income                                                      21,187              -23,010        -44,197      --
      Percentage of net sales (%)                                  3.7                 -4.4
------------------------------------------------------------------------------------------------------------------

                 Reference: Exchange rate
                            US$ 1                           Yen 105.60           Yen  93.61
                            EURO 1                          Yen 158.06           Yen 122.35

(Year ended March 31, 2008 and 2009)                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                           Year ended       Year ended
                                                         March 31, 2008   March 31, 2009    Change      %
-----------------------------------------------------------------------------------------------------------
Net sales                                                   2,219,989        2,091,696     -128,293    -5.8
Cost of sales                                               1,292,262        1,237,310      -54,952    -4.3
      Percentage of net sales (%)                                58.2             59.2
Gross Profit                                                  927,727          854,386      -73,341    -7.9
      Percentage of net sales (%)                                41.8             40.8
Selling, general and administrative expenses                  746,221          779,850       33,629     4.5
      Percentage of net sales (%)                                33.6             37.2
Operating income                                              181,506           74,536     -106,970   -58.9
      Percentage of net sales (%)                                 8.2              3.6
Other (income) expense
   Interest and dividend income                                 6,341            5,227       -1,114   -17.6
      Percentage of net sales (%)                                 0.3              0.2
   Interest expense                                             4,835            5,863        1,028    21.3
      Percentage of net sales (%)                                 0.2              0.3
   Loss on valuation of securities                                142           26,837       26,695      --
      Percentage of net sales (%)                                 0.0              1.3
   Other, net                                                   8,201           16,124        7,923    96.6
      Percentage of net sales (%)                                 0.4              0.7
Income from continuing operations before income taxes,
   equity income and minority interests                       174,669           30,939     -143,730   -82.3
      Percentage of net sales (%)                                 7.9              1.5
Provision for income taxes                                     63,396           22,158      -41,238   -65.0
      Percentage of net sales (%)                                 2.9              1.1
Minority interests in earnings of subsidiaries                  6,057            2,322       -3,735   -61.7
      Percentage of net sales (%)                                 0.3              0.1
Equity in earnings of affiliates                                1,247               71       -1,176   -94.3
      Percentage of net sales (%)                                 0.1              0.0
Net income                                                    106,463            6,530      -99,933   -93.9
      Percentage of net sales (%)                                 4.8              0.3
-----------------------------------------------------------------------------------------------------------

                 Reference: Exchange rate
                            US$ 1                          Yen 114.40       Yen 100.55
                            EURO 1                         Yen 161.69       Yen 143.74

(3)-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2008 and 2009)                                      (Millions of yen)
---------------------------------------------------------------------------------------------------
                                          Three months ended   Three months ended
                                            March 31, 2008       March 31, 2009      Change     %
---------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                               447,786              400,512        -47,274   -10.6
   Percentage of net sales (%)                     77.3                 76.5
Network System Solutions                         58,512               68,818         10,306    17.6
   Percentage of net sales (%)                     10.1                 13.1
Total Imaging & Solutions                       506,298              469,330        -36,968    -7.3
   Percentage of net sales (%)                     87.4                 89.6
---------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                              32,591               21,796        -10,795   -33.1
   Percentage of net sales (%)                      5.6                  4.2
----------------------------------------------------------------------------------------------------
[Other]
Other                                            40,688               32,552         -8,136   -20.0
   Percentage of net sales (%)                      7.0                  6.2
---------------------------------------------------------------------------------------------------
Grand Total                                     579,577              523,678        -55,899    -9.6
   Percentage of net sales (%)                    100.0                100.0
---------------------------------------------------------------------------------------------------
              Reference: Exchange rate
                         US$ 1               Yen 105.60            Yen 93.61
                         EURO 1              Yen 158.06           Yen 122.35

(Year ended March 31, 2008 and 2009)                                       (Millions of yen)
--------------------------------------------------------------------------------------------
                                            Year ended       Year ended
                                          March 31, 2008   March 31, 2009    Change      %
--------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                            1,709,491        1,598,614     -110,877    -6.5
   Percentage of net sales (%)                    77.0             76.4
Network System Solutions                       200,082          234,484       34,402    17.2
   Percentage of net sales (%)                     9.0             11.2
Total Office Solutions                       1,909,573        1,833,098      -76,475    -4.0
   Percentage of net sales (%)                    86.0             87.6
--------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                            144,340          115,550      -28,790   -19.9
   Percentage of net sales (%)                     6.5              5.5
--------------------------------------------------------------------------------------------
[Other]
Other                                          166,076          143,048      -23,028   -13.9
   Percentage of net sales (%)                     7.5              6.9
--------------------------------------------------------------------------------------------
Grand Total                                  2,219,989        2,091,696     -128,293    -5.8
   Percentage of net sales (%)                   100.0            100.0
--------------------------------------------------------------------------------------------

              Reference: Exchange rate
                         US$ 1              Yen 114.40       Yen 100.55
                         EURO 1             Yen 161.69       Yen 143.74

* Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, PC servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipments, semiconductors,
                           electronic component and measuring equipments

Other                      Digital camera, and so on

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 17,723 million on fiscal year basis, and Yen 3,735 million on quarter basis.

(3)-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2008 and 2009)                                       (Millions of yen)
----------------------------------------------------------------------------------------------------
                                           Three months ended   Three months ended
                                             March 31, 2008       March 31, 2009      Change     %
----------------------------------------------------------------------------------------------------
[Domestic]                                       266,943              233,445        -33,498   -12.5
    Percentage of net sales (%)                     46.1                 44.6
[Overseas]                                       312,634              290,233        -22,401    -7.2
    Percentage of net sales (%)                     53.9                 55.4
      The Americas                               110,846              152,395         41,549    37.5
        Percentage of net sales (%)                 19.1                 29.1
      Europe                                     159,574              115,144        -44,430   -27.8
        Percentage of net sales (%)                 27.5                 22.0
      Other                                       42,214               22,694        -19,520   -46.2
        Percentage of net sales (%)                  7.3                  4.3
Grand Total                                      579,577              523,678        -55,899    -9.6
    Percentage of net sales (%)                    100.0                100.0
----------------------------------------------------------------------------------------------------

               Reference: Exchange rate
                          US$ 1               Yen 105.60            Yen 93.61
                          EURO 1              Yen 158.06           Yen 122.35

(Year ended March 31, 2008 and 2009)                                        (Millions of yen)
---------------------------------------------------------------------------------------------
                                             Year ended       Year ended
                                           March 31, 2008   March 31, 2009    Change     %
---------------------------------------------------------------------------------------------
[Domestic]                                    1,016,034           938,331     -77,703    -7.6
   Percentage of net sales (%)                     45.8              44.9
[Overseas]                                    1,203,955         1,153,365     -50,590    -4.2
   Percentage of net sales (%)                     54.2              55.1
      The Americas                              434,799           502,862      68,063    15.7
         Percentage of net sales (%)               19.6              24.0
      Europe                                    603,219           523,407     -79,812   -13.2
         Percentage of net sales (%)               27.2              25.0
      Other                                     165,937           127,096     -38,841   -23.4
         Percentage of net sales (%)                7.4               6.1
Grand Total                                   2,219,989         2,091,696    -128,293    -5.8
   Percentage of net sales (%)                    100.0             100.0
---------------------------------------------------------------------------------------------

               Reference: Exchange rate
                          US$ 1              Yen 114.40        Yen 100.55
                          EURO 1             Yen 161.69        Yen 143.74

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Year ended March 31, 2008                                                                                   (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                                           other
                                                                 Additional            comprehensive                Total
                                                         Common    paid-in   Retained      income     Treasury  Shareholders'
                                                         stock     capital   earnings      (loss)       stock     Investment
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance                                       135,364    186,454    752,398      26,998      -30,301    1,070,913
Cumulative effect of adjustment resulted from applying
   EITF No.06-2                                              --         --       -995          --           --         -995
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                    135,364    186,454    751,403      26,998      -30,301    1,069,918
-----------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                               -6                                               -6
Dividends declared and approved                                               -22,628                               -22,628
Comprehensive income
   Net income                                                                 106,463                               106,463
   Net unrealized holding gains
      on available-for-sale securities                                                     -7,685                    -7,685
   Pension liability adjustment                                                           -11,382                   -11,382
   Net unrealized losses on derivative instruments                                           -380                      -380
   Cumulative translation adjustments                                                     -38,556                   -38,556
                                                                                                                  ---------
   Total comprehensive income                                                                                        48,460
                                                                                                                  ---------
Net changes in treasury stock                                                                          -15,548      -15,548
-----------------------------------------------------------------------------------------------------------------------------
Ending balance                                          135,364    186,448    835,238     -31,005      -45,849    1,080,196
=============================================================================================================================

Year ended March 31, 2009                                                                                   (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                                           other
                                                                 Additional            comprehensive                Total
                                                         Common    paid-in   Retained      income     Treasury  Shareholders'
                                                         stock     capital   earnings      (loss)       stock     Investment
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance                                       135,364    186,448    835,238      -31,005     -45,849    1,080,196
Cumulative effect of adjustment resulted from applying
   SFAS No.158                                               --         --       -643           -6          --         -649
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                    135,364    186,448    834,595      -31,011     -45,849    1,079,547
-----------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                             -365        -80                                  -445
Dividends declared and approved                                               -25,320                               -25,320
Comprehensive income
   Net income                                                                   6,530                                 6,530
   Net unrealized holding losses
      on available-for-sale securities                                                         532                      532
   Pension liability adjustment                                                            -33,507                  -33,507
   Net unrealized losses on derivative instruments                                              35                       35
   Cumulative translation adjustments                                                      -61,170                  -61,170
                                                                                                                  ---------
   Total comprehensive income                                                                                       -87,580
                                                                                                                  ---------
Net changes in treasury stock                                                                            9,171        9,171
-----------------------------------------------------------------------------------------------------------------------------
Ending balance                                          135,364    186,083    815,725     -125,121     -36,678      975,373
=============================================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2008 and 2009)                                              (Millions of yen)
---------------------------------------------------------------------------------------------------
                                                                      Year ended       Year ended
                                                                    March 31, 2008   March 31, 2009
---------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Net income                                                           106,463            6,530
   Adjustments to reconcile net income to net cash
      provided by operating activities--
      Depreciation and amortization                                      95,788          101,817
      Equity in earnings of affiliates, net of dividends received          -622              117
      Deferred income taxes                                               4,970           -5,163
      Loss on disposal and sales of tangible fixed assets                 2,174            1,885
      Loss on valuation of securities                                       142           26,837
      Pension and severance costs, less payments                           -320            3,971
      Changes in assets and liabilities--
         (Increase) Decrease in trade receivables                       -16,567           37,913
         Decrease in inventories                                            129            2,836
         Increase in finance receivables                                -17,183           -3,050
         Decrease in trade payables                                      -7,491          -97,372
         (Decrease) Increase in accrued income taxes and
            accrued expenses and other                                    5,216          -14,094
      Other, net                                                         21,664           25,261
---------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                            194,363           87,488
---------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                1,194              454
      Expenditures for tangible fixed assets                            -85,205          -96,945
      Payments for purchases of available-for-sale securities           -97,958           -1,781
      Proceeds from sales of available-for-sale securities              100,025              243
      Decrease in time deposits, net                                       -240             -615
      Purchase of business, net of cash acquired                        -96,796         -157,404
      Other, net                                                        -19,370          -27,124
---------------------------------------------------------------------------------------------------
   Net cash used in investing activities                               -198,350         -283,172
---------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Proceeds from long-term indebtedness                               67,166          237,116
      Repayment of long-term indebtedness                               -75,716          -59,500
      Increase in short-term borrowings, net                            -14,598          110,211
      Proceeds from issuance of long-term debt securities                    --           85,000
      Repayment of long-term debt securities                            -10,000          -50,539
      Dividend paid                                                     -22,628          -25,320
      Payment for purchase of treasury stock                            -15,770             -644
      Other, net                                                           -639             -410
---------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                  -72,185          295,914
---------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents         -8,958          -12,353
---------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                 -85,130           87,877
---------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                      255,737          170,607
---------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Year                           170,607          258,484
---------------------------------------------------------------------------------------------------

(6) SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

A) CHANGES IN THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2008 TO MARCH 31, 2009.

Consolidated subsidiaries:
     34 Additions
     38 Removals

Companies accounted for by the equity method:
     1 Addition
     1 Removals

B) CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

a. Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

b. Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

c. Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

d. Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases."

e. Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No.142 requires annual impairment testing thereof.

f. Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

g. Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(7) CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

A) CHANGES IN SIGNIFICANT SUBSIDIARIES

The acquisition of IKON Office Solutions, Inc.(hereinafter referred to as IKON, Inc.) was completed effective as of October 31, 2008, through Ricoh Americas Corporation(hereinafter referred to as RAC) that was Ricoh's wholly owned U.S. distribution subsidiary controlling sales comprehensively in the Americas. Therefore, IKON, Inc. became the wholly owned subsidiary of RAC.

B) CHANGES IN ACCOUNTING METHOD

i. In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements". The effect that adoption of SFAS 157 has on its consolidated results of operations and financial condition was not material.

ii. In September 2006, the FASB issued SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.". SFAS 158 requires the measurement date for plan assets and benefit obligations to coincide with the sponsor's year-end from fiscal years ending after December 15, 2008. Accordingly, Ricoh adopted in the fiscal year beginning April 1, 2008, and recorded a reduction of retained earnings of Yen 643 million and increase of accumulated other comprehensive loss of Yen 6 million as of April 1, 2008.

(8) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) SEGMENT INFORMATION

a. Operating Segment Information

(Three months ended March 31, 2008 and 2009)                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                             Three months ended   Three months ended
                                                               March 31, 2008       March 31, 2009      Change     %
----------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                       506,298              469,330        -36,968    -7.3
      Intersegment                                                      --                   --             --
      Total                                                        506,298              469,330        -36,968    -7.3
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              445,872              463,382         17,510     3.9
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                 60,426                5,948        -54,478   -90.2
      Operating income on sales in Office Solutions (%)               11.9                  1.3
----------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                        32,591               21,796        -10,795   -33.1
      Intersegment                                                   1,095                  649           -446   -40.7
      Total                                                         33,686               22,445        -11,241   -33.4
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               33,569               26,403         -7,166   -21.3
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                    117               -3,958         -4,075      --
      Operating income on sales in Industrial Products (%)             0.3                -17.6
----------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                        40,688               32,552         -8,136   -20.0
      Intersegment                                                      --                   --             --
      Total                                                         40,688               32,552         -8,136   -20.0
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               39,604               32,773         -6,831   -17.2
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                  1,084                 -221         -1,305      --
      Operating income on sales in Other (%)                           2.7                 -0.7
----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                  -1,095                 -649            446
      Total                                                         -1,095                 -649            446
----------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                  -1,096                 -655            441
      Corporate                                                     14,142               13,617           -525      --
      Total                                                         13,046               12,962            -84      --
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                -14,141              -13,611            530      --
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                       579,577              523,678        -55,899    -9.6
      Intersegment                                                      --                   --             --      --
      Total                                                        579,577              523,678        -55,899    -9.6
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              532,091              535,520          3,429     0.6
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                 47,486              (11,842)       -59,328      --
      Operating income on consolidated net sales (%)                   8.2                 -2.3
----------------------------------------------------------------------------------------------------------------------

Capital expenditures:                                            (Millions of yen)
----------------------------------------------------------------------------------
                          Three months ended   Three months ended
                            March 31, 2008       March 31, 2009     Change     %
----------------------------------------------------------------------------------
   Imaging & Solutions          25,401               22,192         -3,209   -12.6
   Industrial Products             682                1,142            460    67.4
   Other                           544                  587             43     7.9
   Corporate                       738                  680            -58    -7.9
----------------------------------------------------------------------------------
Total                           27,365               24,601         -2,764   -10.1
----------------------------------------------------------------------------------

Depreciation:                                                    (Millions of yen)
----------------------------------------------------------------------------------
                          Three months ended   Three months ended
                            March 31, 2008       March 31, 2009     Change     %
----------------------------------------------------------------------------------
   Imaging & Solutions          16,897               16,752           -145    -0.9
   Industrial Products           1,123                1,753            630    56.1
   Other                           344                  666            322    93.6
   Corporate                       278                  634            356   128.1
----------------------------------------------------------------------------------
Total                           18,642               19,805          1,163     6.2
----------------------------------------------------------------------------------

Identifiable assets:                                     (Millions of yen)
--------------------------------------------------------------------------
                          March 31, 2008   March 31, 2009    Change     %
--------------------------------------------------------------------------
   Imaging & Solutions       1,643,500        1,870,110     226,610   13.8
   Industrial Products          91,635           83,411      -8,224   -9.0
   Other                       106,233           97,092      -9,141   -8.6
   Eliminations                 -1,063             -612         451     --
   Corporate assets            374,063          463,494      89,431   23.9
--------------------------------------------------------------------------
Total                        2,214,368        2,513,495     299,127   13.5
--------------------------------------------------------------------------

(Year ended March 31, 2008 and 2009)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                                Year ended       Year ended
                                                              March 31, 2008   March 31, 2009    Change        %
-----------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                    1,909,573         1,833,098      -76,475     -4.0
      Intersegment                                                     --                --           --
      Total                                                     1,909,573         1,833,098      -76,475     -4.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           1,674,940         1,687,732       12,792      0.8
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               234,633           145,366      -89,267    -38.0
      Operating income on sales in Office Solutions (%)              12.3               7.9
-----------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                      144,340           115,550      -28,790    -19.9
      Intersegment                                                  4,543             4,121         -422     -9.3
      Total                                                       148,883           119,671      -29,212    -19.6
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                             144,708           124,597      -20,111    -13.9
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                 4,175            -4,926       -9,101       --
      Operating income on sales in Industrial Products (%)            2.8              -4.1
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                      166,076           143,048      -23,028    -13.9
      Intersegment                                                     --                --           --
      Total                                                       166,076           143,048      -23,028    -13.9
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                             163,529           142,690      -20,839    -12.7
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                 2,547               358       -2,189       --
      Operating income on sales in Other (%)                          1.5               0.3
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                 -4,543            -4,121          422
      Total                                                        -4,543            -4,121          422       --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                 -4,545            -4,128          417       --
      Corporate                                                    59,851            66,269        6,418       --
      Total                                                        55,306            62,141        6,835       --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               -59,849           -66,262       -6,413       --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                    2,219,989         2,091,696     -128,293     -5.8
      Intersegment                                                     --                --           --
      Total                                                     2,219,989         2,091,696     -128,293     -5.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           2,038,483         2,017,160      -21,323     -1.0
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               181,506            74,536     -106,970    -58.9
      Operating income on consolidated net sales (%)                  8.2               3.6
-----------------------------------------------------------------------------------------------------------------

Capital expenditures:                                      (Millions of yen)
----------------------------------------------------------------------------
                              Year ended       Year ended
                            March 31, 2008   March 31, 2009   Change     %
----------------------------------------------------------------------------
      Imaging & Solutions       74,758           87,658       12,900    17.3
      Industrial Products        6,503            4,581       -1,922   -29.6
      Other                      2,140            2,776          636    29.7
      Corporate                  1,814            1,943          129     7.1
----------------------------------------------------------------------------
Total                           85,215           96,958       11,743    13.8
----------------------------------------------------------------------------

Depreciation:                                              (Millions of yen)
----------------------------------------------------------------------------
                              Year ended       Year ended
                            March 31, 2008   March 31, 2009   Change     %
----------------------------------------------------------------------------
      Imaging & Solutions       63,162           64,356        1,194     1.9
      Industrial Products        5,820            6,131          311     5.3
      Other                      2,128            2,442          314    14.8
      Corporate                  1,652            1,957          305    18.5
----------------------------------------------------------------------------
Total                           72,762           74,886        2,124     2.9
----------------------------------------------------------------------------

Identifiable assets:                                       (Millions of yen)
----------------------------------------------------------------------------
                            March 31, 2008   March 31, 2009    Change     %
----------------------------------------------------------------------------
      Imaging & Solutions      1,643,500        1,870,110     226,610   13.8
      Industrial Products         91,635           83,411      -8,224   -9.0
      Other                      106,233           97,092      -9,141   -8.6
      Eliminations                -1,063             -612         451     --
      Corporate assets           374,063          463,494      89,431   23.9
----------------------------------------------------------------------------
Total                          2,214,368        2,513,495     299,127   13.5
----------------------------------------------------------------------------

b.   Geographic Segment Information

(Three months ended March 31, 2008 and 2009)                                                  (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                        March 31, 2008       March 31, 2009      Change     %
---------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                    275,769              236,950        -38,819   -14.1
      Intersegment                                          108,475               85,553        -22,922   -21.1
      Total                                                 384,244              322,503        -61,741   -16.1
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                       360,563              321,087        -39,476   -10.9
---------------------------------------------------------------------------------------------------------------
   Operating income                                          23,681                1,416        -22,265   -94.0
      Operating income on sales in Japan(%)                     6.2                  0.4
---------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                    111,005              150,887         39,882    35.9
      Intersegment                                              769                1,279            510    66.3
      Total                                                 111,774              152,166         40,392    36.1
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                       114,675              165,448         50,773    44.3
---------------------------------------------------------------------------------------------------------------
   Operating income                                          -2,901              -13,282        -10,381      --
      Operating income on sales in the Americas(%)             -2.6                 -8.7
---------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                    157,676              115,530        -42,146   -26.7
      Intersegment                                              219                  431            212    96.8
      Total                                                 157,895              115,961        -41,934   -26.6
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                       146,072              123,299        -22,773   -15.6
---------------------------------------------------------------------------------------------------------------
   Operating income                                          11,823               -7,338        -19,161      --
      Operating income on sales in Europe(%)                    7.5                 -6.3
---------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                     35,127               20,311        -14,816   -42.2
      Intersegment                                           48,855               31,084        -17,771   -36.4
      Total                                                  83,982               51,395        -32,587   -38.8
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                        76,829               48,765        -28,064   -36.5
---------------------------------------------------------------------------------------------------------------
   Operating income                                           7,153                2,630         -4,523   -63.2
      Operating income on sales in Other(%)                     8.5                  5.1
---------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                         -158,318             -118,347         39,971      --
      Total                                                -158,318             -118,347         39,971      --
---------------------------------------------------------------------------------------------------------------
   Operating expenses:                                     -166,048             -123,079         42,969      --
---------------------------------------------------------------------------------------------------------------
   Operating income                                           7,730                4,732         -2,998      --
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                    579,577              523,678        -55,899    -9.6
      Intersegment                                               --                   --             --
      Total                                                 579,577              523,678        -55,899    -9.6
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                       532,091              535,520          3,429     0.6
---------------------------------------------------------------------------------------------------------------
   Operating income                                          47,486              -11,842        -59,328      --
      Operating income on consolidated net sales(%)             8.2                 -2.3
---------------------------------------------------------------------------------------------------------------

Identifiable assets:                                     (Millions of yen)
--------------------------------------------------------------------------
                         March 31, 2008   March 31, 2009    Change     %
--------------------------------------------------------------------------
      Japan                 1,272,110        1,240,775     -31,335    -2.5
      The Americas            310,028          524,511     214,483    69.2
      Europe                  326,824          318,032      -8,792    -2.7
      Other                   102,451           91,875     -10,576   -10.3
      Eliminations           -171,108         -125,192      45,916      --
      Corporate assets        374,063          463,494      89,431    23.9
--------------------------------------------------------------------------
Total                       2,214,368        2,513,495     299,127    13.5
--------------------------------------------------------------------------

(Year ended March 31, 2008 and 2009)                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------
                                                        Year ended       Year ended
                                                      March 31, 2008   March 31, 2009    Change      %
--------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                 1,050,923          960,658      -90,265    -8.6
      Intersegment                                         484,590          432,538      -52,052   -10.7
      Total                                              1,535,513        1,393,196     -142,317    -9.3
--------------------------------------------------------------------------------------------------------
   Operating expenses                                    1,427,575        1,331,638      -95,937    -6.7
--------------------------------------------------------------------------------------------------------
   Operating income                                        107,938           61,558      -46,380   -43.0
      Operating income on sales in Japan(%)                    7.0              4.4
--------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                   432,287          502,338       70,051    16.2
      Intersegment                                           3,496            4,451          955    27.3
      Total                                                435,783          506,789       71,006    16.3
--------------------------------------------------------------------------------------------------------
   Operating expenses                                      433,429          532,734       99,305    22.9
--------------------------------------------------------------------------------------------------------
   Operating income                                          2,354          -25,945      -28,299      --
      Operating income on sales in the Americas(%)             0.5             -5.1
--------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                   602,224          521,062      -81,162   -13.5
      Intersegment                                           2,585            2,477         -108    -4.2
      Total                                                604,809          523,539      -81,270   -13.4
--------------------------------------------------------------------------------------------------------
   Operating expenses                                      565,736          504,116      -61,620   -10.9
--------------------------------------------------------------------------------------------------------
   Operating income                                         39,073           19,423      -19,650   -50.3
      Operating income on sales in Europe(%)                   6.5              3.7
--------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                   134,555          107,638      -26,917   -20.0
      Intersegment                                         183,043          158,006      -25,037   -13.7
      Total                                                317,598          265,644      -51,954   -16.4
--------------------------------------------------------------------------------------------------------
   Operating expenses                                      291,141          252,951      -38,190   -13.1
--------------------------------------------------------------------------------------------------------
   Operating income                                         26,457           12,693      -13,764   -52.0
      Operating income on sales in Other(%)                    8.3              4.8
--------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                        -673,714         -597,472       76,242      --
      Total                                               -673,714         -597,472       76,242      --
--------------------------------------------------------------------------------------------------------
   Operating expenses:                                    -679,398         -604,279       75,119      --
--------------------------------------------------------------------------------------------------------
   Operating income                                          5,684            6,807        1,123      --
--------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                 2,219,989        2,091,696     -128,293    -5.8
      Intersegment                                              --               --           --
      Total                                              2,219,989        2,091,696     -128,293    -5.8
--------------------------------------------------------------------------------------------------------
   Operating expenses                                    2,038,483        2,017,160      -21,323    -1.0
--------------------------------------------------------------------------------------------------------
   Operating income                                        181,506           74,536     -106,970   -58.9
      Operating income on consolidated net sales(%)            8.2              3.6
--------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                      March 31, 2008   March 31, 2009    Change      %
-------------------------------------------------------------------------------------------------------
      Japan                                              1,272,110        1,240,775     -31,335    -2.5
      The Americas                                         310,028          524,511     214,483    69.2
      Europe                                               326,824          318,032      -8,792    -2.7
      Other                                                102,451           91,875     -10,576   -10.3
      Eliminations                                        -171,108         -125,192      45,916      --
      Corporate assets                                     374,063          463,494      89,431    23.9
-------------------------------------------------------------------------------------------------------
Total                                                    2,214,368        2,513,495     299,127    13.5
-------------------------------------------------------------------------------------------------------

B)   FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2008 and March 31, 2009 are as follows:


                                                                                   (Millions of yen)
----------------------------------------------------------------------------------------------------
                                            March 31, 2008
----------------------------------------------------------------------------------------------------
                                                    Gross unrealized   Gross unrealized
                                            Cost      holding gains     holding losses    Fair value
----------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities                   --            --                --               --
----------------------------------------------------------------------------------------------------
                                                0            --                --                0
----------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                       62,208         6,231             3,723           64,716
   Corporate debt securities                6,000            --               754            5,246
   Nonmarketable securities (at cost)       1,290            --                 8            1,282
----------------------------------------------------------------------------------------------------
                                           69,498         6,231             4,485           71,244
----------------------------------------------------------------------------------------------------

                                                                                   (Millions of yen)
----------------------------------------------------------------------------------------------------
                                            March 31, 2009
----------------------------------------------------------------------------------------------------
                                                    Gross unrealized   Gross unrealized
                                            Cost      holding gains     holding losses    Fair value
----------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities                   --            --                --              --
   Other                                      725            --                --             725
----------------------------------------------------------------------------------------------------
                                              725            --                --             725
----------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                       43,002         2,650               590          45,062
   Corporate debt securities                1,279            --                --           1,279
   Nonmarketable securities (at cost)       1,474            --                --           1,474
----------------------------------------------------------------------------------------------------
                                           45,755         2,650               590          47,815
----------------------------------------------------------------------------------------------------

C)   DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2008 and March 31, 2009 are as follows:

                                            (Millions of yen)
-------------------------------------------------------------
                          March 31, 2008
-------------------------------------------------------------
                                        Carrying    Estimated
                                         amount    Fair value
-------------------------------------------------------------
Interest rate swap agreements, net        -594        -594
Foreign currency contracts-net credit    1,349       1,349
Currency options-net credit                100         100
-------------------------------------------------------------
Total                                      855         855
-------------------------------------------------------------

                                            (Millions of yen)
-------------------------------------------------------------
                       March 31, 2009
-------------------------------------------------------------
                                        Carrying   Estimated
                                         amount    Fair value
-------------------------------------------------------------
Interest rate swap agreements, net       -1,031      -1,031
Foreign currency contracts-net credit    -2,994      -2,994
Currency options                         -1,443      -1,443
-------------------------------------------------------------
Total                                    -5,468      -5,468
-------------------------------------------------------------

D)   TRANSACTIONS OF RICOH WITH AFFILIATES

                                                      (Millions of yen)
-----------------------------------------------------------------------
                                        March 31, 2008   March 31, 2009
-----------------------------------------------------------------------
Account balances:
   Receivables                               3,080             422
   Payables                                  1,930              32
-----------------------------------------------------------------------

                                                      (Millions of yen)
-----------------------------------------------------------------------
                                          Year ended       Year ended
                                        March 31, 2008   March 31, 2009
-----------------------------------------------------------------------
Transactions:
   Sales                                    20,184           6,677
   Purchases                                21,274           1,773
   Dividend income                             625             188
-----------------------------------------------------------------------

E)   PER SHARE DATA

                                                                     (Yen)
--------------------------------------------------------------------------
                                           March 31, 2008   March 31, 2009
--------------------------------------------------------------------------
Shareholders' equity per share                1,498.29         1,344.08
Net income per share-basic                      146.04             9.02
Net income per share-diluted                    142.15             8.75

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income is as follows:

                                                         (Millions of yen)
--------------------------------------------------------------------------
                                           March 31, 2008   March 31, 2009
--------------------------------------------------------------------------
Net income                                     106,463           6,530
   Effect of dilutive securities                   -25             (25)
--------------------------------------------------------------------------
Diluted net income                             106,438           6,505
--------------------------------------------------------------------------

                                                                  (Shares)
--------------------------------------------------------------------------
                                           March 31, 2008   March 31, 2009
--------------------------------------------------------------------------
Weight average common shares outstanding     729,010,475      723,924,525
   Effect of dilutive securities              19,741,071       19,741,071
--------------------------------------------------------------------------
Diluted common shares outstanding            748,751,546      743,665,596
--------------------------------------------------------------------------

-APPENDIX-  YEAR ENDED MARCH 31, 2009)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

(1) Financial Statements Summary (Quarterly)                                                                 (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                               1Q     Change(%)     2Q     Change(%)     3Q     Change(%)     4Q     Change(%)
------------------------------------------------------------------------------------------------------------------------------
Net sales                                      521.5       -1.6     544.3       -2.5     502.0       -9.0     523.6       -9.6
Gross profit                                   228.3       -0.2     214.9       -3.4     214.1       -9.8     196.8      -17.6
Operating income                                39.7      -14.7      25.3      -33.3      21.3      -56.9     -11.8     -124.9
Income before income taxes                      43.7      -17.9      15.1      -52.4       1.1      -97.6     -29.1     -171.8
Net income                                      25.7      -24.0       8.6      -55.4      -4.8     -115.0     -23.0     -208.6
------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                     35.71         --     11.85         --     -6.62         --    -31.92         --
Net income per share-diluted (yen)             34.75         --     11.53                   --         --        --         --
------------------------------------------------------------------------------------------------------------------------------
Total assets                                 2,304.7         --   2,220.8         --   2,405.1         --   2,513.4         --
Shareholders' investment                     1,123.4         --   1,102.4         --     984.8         --     975.3         --
------------------------------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)    1,558.37         --  1,519.08         --  1,357.20         --  1,344.08         --
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities            10.2         --      10.8         --     -12.3         --      78.7         --
Cash flows from investing activities           -30.7         --     -34.9         --    -185.0         --     -32.4         --
Cash flows from financing activities            18.0         --      16.1         --     209.9         --      51.7         --
Cash and cash equivalents at end of period     174.2         --     159.6         --     155.1         --     258.4         --
------------------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                                                    (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                               1Q                   2Q                   3Q                   4Q
------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                            20.4                 26.5                 25.3                 24.6
Depreciation for tangible fixed assets          17.7                 17.6                 19.7                 19.8
------------------------------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                                         (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                               1Q                   2Q                   3Q                   4Q
------------------------------------------------------------------------------------------------------------------------------
R&D expenditures                                31.7                 31.4                 30.2                 30.9
R&D expenditures / Total Sales (%)               6.1                  5.8                  6.0                  5.9
------------------------------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                                           (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                               1Q                   2Q                   3Q                   4Q
------------------------------------------------------------------------------------------------------------------------------
Interest income (expenses) net                   0.2                  0.4                 -1.1                 -0.1
------------------------------------------------------------------------------------------------------------------------------

(5) Exchange Rate
------------------------------------------------------------------------------------------------------------------------------
                                               1Q                   2Q                   3Q                   4Q
------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                       104.66               107.63                96.21                93.61
Exchange rate (Yen/EURO)                      163.48               161.92               126.97               122.35
------------------------------------------------------------------------------------------------------------------------------

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2008 and 2009)                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                         Three months ended  Three months ended                  Change excluding
                                           March 31, 2008      March 31, 2009    Change     %     exchange impact    %
-----------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                            447,786             400,512      -47,274  -10.6        4,181         0.9
      Percentage of net sales (%)                  77.3                76.5
         Domestic                               159,312             144,190      -15,122   -9.5      -15,122        -9.5
         Overseas                               288,474             256,322      -32,152  -11.1       19,303         6.7
   Network System Solutions                      58,512              68,818       10,306   17.6       14,018        24.0
      Percentage of net sales (%)                  10.1                13.1
         Domestic                                55,168              45,605       -9,563  -17.3       -9,563       -17.3
         Overseas                                 3,344              23,213       19,869  594.2       23,581       705.2
Imaging & Solutions Total                       506,298             469,330      -36,968   -7.3       18,199         3.6
      Percentage of net sales (%)                  87.4                89.6
   Domestic                                     214,480             189,795      -24,685  -11.5      -24,685       -11.5
   Overseas                                     291,818             279,535      -12,283   -4.2       42,884        14.7
         The Americas                           105,750             149,608       43,858   41.5       63,198        59.8
         Europe                                 152,773             110,678      -42,095  -27.6      -12,138        -7.9
         Other                                   33,295              19,249      -14,046  -42.2       -8,176       -24.6
------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                              32,591              21,796      -10,795  -33.1       -9,513       -29.2
      Percentage of net sales (%)                   5.6                 4.2
   Domestic                                      16,822              11,888       -4,934  -29.3       -4,934       -29.3
   Overseas                                      15,769               9,908       -5,861  -37.2       -4,579       -29.0
         The Americas                             4,663               2,624       -2,039  -43.7       -1,726       -37.0
         Europe                                   5,442               4,073       -1,369  -25.2         -489        -9.0
         Other                                    5,664               3,211       -2,453  -43.3       -2,364       -41.7
------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                            40,688              32,552       -8,136  -20.0       -7,937       -19.5
      Percentage of net sales (%)                   7.0                 6.2
   Domestic                                      35,641              31,762       -3,879  -10.9       -3,879       -10.9
   Overseas                                       5,047                 790       -4,257  -84.3       -4,058       -80.4
         The Americas                               433                 163         -270  -62.4         -253       -58.4
         Europe                                   1,359                 393         -966  -71.1         -799       -58.8
         Other                                    3,255                 234       -3,021  -92.8       -3,006       -92.4
------------------------------------------------------------------------------------------------------------------------
Grand Total                                     579,577             523,678      -55,899   -9.6          749         0.1
      Percentage of net sales (%)                 100.0               100.0
   Domestic                                     266,943             233,445      -33,498  -12.5      -33,498       -12.5
      Percentage of net sales (%)                  46.1                44.6
   Overseas                                     312,634             290,233      -22,401   -7.2       34,247        11.0
      Percentage of net sales (%)                  53.9                55.4
         The Americas                           110,846             152,395       41,549   37.5       61,219        55.2
            Percentage of net sales (%)            19.1                29.1
         Europe                                 159,574             115,144      -44,430  -27.8      -13,426        -8.4
            Percentage of net sales (%)            27.5                22.0
         Other                                   42,214              22,694      -19,520  -46.2      -13,546       -32.1
            Percentage of net sales (%)             7.3                 4.3
------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                          US$ 1              Yen 105.60           Yen 93.61        Yen -11.99
                          EURO 1             Yen 158.06          Yen 122.35        Yen -35.71

Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers,
                           scanners, MFPs(multifunctional printers), laser
                           printers and software
Network System Solutions   Personal computers, PC servers, network systems and
                           network related software
Industrial Products        Thermal media, optical equipments, semiconductors,
                           electronic component and measuring equipments
Other                      Digital camera, and so on

                                       A2

(Year ended March 31, 2008 and 2009)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                           Year ended      Year ended                     Change excluding
                                         March 31, 2008  March 31, 2009   Change     %     exchange impact    %
-----------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                        1,709,491       1,598,614    -110,877   -6.5        28,258        1.7
      Percentage of net sales (%)                77.0            76.4
         Domestic                             608,913         567,222     -41,691   -6.8       -41,691       -6.8
         Overseas                           1,100,578       1,031,392     -69,186   -6.3        69,949        6.4
   Network System Solutions                   200,082         234,484      34,402   17.2        42,698       21.3
      Percentage of net sales (%)                 9.0            11.2
         Domestic                             188,141         172,932     -15,209   -8.1       -15,209       -8.1
         Overseas                              11,941          61,552      49,611  415.5        57,907      484.9
Imaging & Solutions Total                   1,909,573       1,833,098     -76,475   -4.0        70,956        3.7
      Percentage of net sales (%)                86.0            87.6
   Domestic                                   797,054         740,154     -56,900   -7.1       -56,900       -7.1
   Overseas                                 1,112,519       1,092,944     -19,575   -1.8       127,856       11.5
         The Americas                         416,446         487,563      71,117   17.1       138,313       33.2
         Europe                               571,481         501,887     -69,594  -12.2        -6,592       -1.2
         Other                                124,592         103,494     -21,098  -16.9        -3,865       -3.1
-----------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                           144,340         115,550     -28,790  -19.9       -24,901      -17.3
      Percentage of net sales (%)                 6.5             5.5
   Domestic                                    78,212          64,792     -13,420  -17.2       -13,420      -17.2
   Overseas                                    66,128          50,758     -15,370  -23.2       -11,481      -17.4
         The Americas                          16,159          13,725      -2,434  -15.1          -644       -4.0
         Europe                                22,425          18,235      -4,190  -18.7        -2,437      -10.9
         Other                                 27,544          18,798      -8,746  -31.8        -8,400      -30.5
-----------------------------------------------------------------------------------------------------------------
[Other]
Other                                         166,076         143,048     -23,028  -13.9       -21,804      -13.1
      Percentage of net sales (%)                 7.5             6.9
   Domestic                                   140,768         133,385      -7,383   -5.2        -7,383       -5.2
   Overseas                                    25,308           9,663     -15,645  -61.8       -14,421      -57.0
         The Americas                           2,194           1,574        -620  -28.3          -414      -18.9
         Europe                                 9,313           3,285      -6,028  -64.7        -5,627      -60.4
         Other                                 13,801           4,804      -8,997  -65.2        -8,380      -60.7
-----------------------------------------------------------------------------------------------------------------
Grand Total                                 2,219,989       2,091,696    -128,293   -5.8        24,251        1.1
      Percentage of net sales (%)               100.0           100.0
   Domestic                                 1,016,034         938,331     -77,703   -7.6       -77,703       -7.6
      Percentage of net sales (%)                45.8            44.9
   Overseas                                 1,203,955       1,153,365     -50,590   -4.2       101,954        8.5
      Percentage of net sales (%)                54.2            55.1
         The Americas                         434,799         502,862      68,063   15.7       137,255       31.6
            Percentage of net sales (%)          19.6            24.0
         Europe                               603,219         523,407     -79,812  -13.2       -14,656       -2.4
            Percentage of net sales (%)          27.2            25.0
         Other                                165,937         127,096     -38,841  -23.4       -20,645      -12.4
            Percentage of net sales (%)           7.4             6.1
-----------------------------------------------------------------------------------------------------------------
         Reference: Exchange rate
                    US$ 1                  Yen 114.40      Yen 100.55       Yen -13.85
                   EURO 1                  Yen 161.69      Yen 143.74       Yen -17.95

Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers,
                           scanners, MFPs(multifunctional printers), laser
                           printers and software
Network System Solutions   Personal computers, PC servers, network systems and
                           network related software
Industrial Products        Thermal media, optical equipments, semiconductors,
                           electronic component and measuring equipments
Other                      Digital camera,and so on

                                       A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                               Year ending March 31, 2009        Half year ending September 30, 2008
                                         -------------------------------------  -------------------------------------
                             Year ended            Change               Change            Change               Change
                             Mar.31,'08  Forecast     %    Forecast(*)     %    Forecast     %    Forecast(*)     %
---------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions           1,598.6    1,645.7     2.9    1,747.4       9.3     807.5    -0.8      910.1      11.8
      Domestic                   567.2      578.9     2.1      578.9       2.1     283.6    -0.9      283.6      -0.9
      Overseas                 1,031.4    1,066.8     3.4    1,168.6      13.3     523.9    -0.8      626.5      18.7
   Network System Solutions      234.5      270.2    15.2      277.2      18.2     132.6    25.6      139.7      32.3
      Domestic                   172.9      176.7     2.2      176.7       2.2      86.7    -2.3       86.7      -2.3
      Overseas                    61.6       93.5    51.9      100.5      63.3      45.9   171.6       53.0     213.6
Imaging & Solutions Total      1,833.1    1,915.9     4.5    2,024.6      10.4     940.1     2.2    1,049.8      14.1
   Domestic                      740.2      755.6     2.1      755.6       2.1     370.3    -1.2      370.3      -1.2
   Overseas                    1,092.9    1,160.3     6.2    1,269.0      16.1     569.8     4.6      679.5      24.7
      The Americas               487.6      595.7    22.2      629.8      29.2     292.5    40.4      326.9      56.9
      Europe                     501.9      475.0    -5.4      544.6       8.5     233.3   -15.3      303.6      10.2
      Other                      103.5       89.6   -13.4       94.6      -8.6      44.0   -27.6       49.0     -19.4
---------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products              115.6      104.1    -9.9      106.8      -7.6      48.6   -28.3       51.3     -24.3
   Domestic                       64.8       57.5   -11.3       57.5     -11.3      27.3   -26.8       27.3     -26.8
   Overseas                       50.8       46.6    -8.2       49.3      -3.0      21.3   -30.2       24.0     -21.2
      The Americas                13.7       12.7    -7.5       13.5      -1.7       6.5   -19.8        7.3      -9.9
      Europe                      18.2       14.4   -21.0       16.3     -10.8       6.0   -44.4        8.0     -26.4
      Other                       18.8       19.5     3.7       19.5       3.7       8.8   -23.6        8.9     -23.6
---------------------------------------------------------------------------------------------------------------------
[Other]
Other                            143.0      140.0    -2.1      140.9      -1.5      71.3    -8.9       72.2      -7.8
   Domestic                      133.4      126.9    -4.9      126.9      -4.9      66.5    -7.3       66.4      -7.3
   Overseas                        9.7       13.1    36.0       14.0      45.3       4.9   -25.5        5.8     -11.5
      The Americas                 1.6        1.2   -23.8        1.2     -21.2       0.6   -40.0        0.6     -36.0
      Europe                       3.3        5.1    55.3        5.8      75.3       1.5   -31.8        2.2      -0.9
      Other                        4.8        6.8    42.4        7.0      46.5       2.8   -17.1        3.0     -11.2
---------------------------------------------------------------------------------------------------------------------
Grand Total                    2,091.7    2,160.0     3.3    2,272.3       8.6   1,060.0    -0.6    1,173.4      10.1
   Domestic                      938.3      940.0     0.2      940.0       0.2     464.0    -4.1      464.0      -4.1
   Overseas                    1,153.4    1,220.0     5.8    1,332.3      15.5     596.0     2.4      709.4      21.9
      The Americas               502.9      609.6    21.2      644.5      28.2     299.6    37.7      334.9      54.0
      Europe                     523.4      494.5    -5.5      566.6       8.3     240.8   -16.6      313.7       8.7
      Other                      127.1      115.9    -8.8      121.1      -4.7      55.6   -26.6       60.8     -19.8
---------------------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact

           Reference:                              Year ending Mar. 31, '09   Half year ending Sept. 30, '08
         Exchange rate                                   (Forecast)                    (Forecast)
             US$ 1                                         Yen 95.00                    Yen 95.00
            EURO 1                                        Yen 125.00                   Yen 125.00

Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers,
                           scanners, MFPs(multifunctional printers), laser
                           printers and software
Network System Solutions   Personal computers, PC servers, network systems and
                           network related software
Industrial Products        Thermal media, optical equipments, semiconductors,
                           electronic component and measuring equipments
Other                      Digital camera and so on

                                       A4

-APPENDIX B-

[SCHEDULE 1] CONSOLIDATED SALES BY PRODUCT LINE

-----------------------------------------------------------------------------------------------------
                                                       Year ended       Year ended       Year ended
                                                     March 31, 2007   March 31, 2008   March 31, 2009
-----------------------------------------------------------------------------------------------------
Imaging Solution Business                                1,580.1          1,709.4          1,598.6
Network System Solution Business                           194.3            200.0            234.4
Industry Business                                          133.3            144.3            115.5
Other Business                                             161.0            166.0            143.0
-----------------------------------------------------------------------------------------------------
Imaging Solution Business (%)                               76.4             77.0             76.4
Network System Solution Business (%)                         9.4              9.0             11.2
Industry Business (%)                                        6.4              6.5              5.5
Other Business (%)                                           7.8              7.5              6.9
                                                           100.0            100.0            100.0
-----------------------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY GEOGRAPHIC AREA

-----------------------------------------------------------------------------------------------------
                                                       Year ended       Year ended       Year ended
                                                     March 31, 2007   March 31, 2008   March 31, 2009
-----------------------------------------------------------------------------------------------------
Japan                                                    1,002.2          1,016.0            938.3
The Americas                                               426.4            434.7            502.8
Europe                                                     507.1            603.2            523.4
Others                                                     133.0            165.9            127.0
-----------------------------------------------------------------------------------------------------
Japan (%)                                                   48.4             45.8             44.9
The Americas (%)                                            20.6             19.6             24.0
Europe (%)                                                  24.5             27.2             25.0
Others (%)                                                   6.5              7.4              6.1
Total                                                      100.0            100.0            100.0
-----------------------------------------------------------------------------------------------------

[SCHEDULE 3] GEOGRAPHIC SEGMENT INFORMATION

-------------------------------------------------------------------------------------
                                       Year ended       Year ended       Year ended
Japan                                March 31, 2007   March 31, 2008   March 31, 2009
-------------------------------------------------------------------------------------
Net sales (Billions of yen)              1,521.9          1,535.5          1,393.1
Operating income (Billions of yen)         110.3            107.9             61.5
Operating income on net sales (%)            7.2              7.0              4.4
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                       Year ended       Year ended       Year ended
The Americas                         March 31, 2007   March 31, 2008   March 31, 2009
-------------------------------------------------------------------------------------
Net sales (Billions of yen)                429.2            435.7            506.7
Operating income (Billions of yen)          21.1              2.3            -25.9
Operating income on net sales (%)            4.9              0.5             -5.1
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                       Year ended       Year ended       Year ended
Europe                               March 31, 2007   March 31, 2008   March 31, 2009
-------------------------------------------------------------------------------------
Net sales (Billions of yen)                511.7            604.8             523.5
Operating income (Billions of yen)          33.4             39.0              19.4
Operating income on net sales (%)            6.5              6.5               3.7
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                       Year ended       Year ended       Year ended
Others                               March 31, 2007   March 31, 2008   March 31, 2009
-------------------------------------------------------------------------------------
Net sales                                  269.0            317.5            265.6
Operating income                            17.5             26.4             12.6
Operating income on net sales                6.5              8.3              4.8
-------------------------------------------------------------------------------------

                                       B1